Schedule A
Page 1



Blackstone Ventures Inc.

Financial Statements

Six Months Ended September 30, 2003

(Unaudited – prepared by management)

FORM 51 – 901F

Quarterly Report

Incorporated as part of Schedule A, B & C

ISSUER DETAILS:

Name of Issuer – Blackstone Ventures Inc.
Issuer Address - #501 – 675 West Hastings Street, Vancouver, BC V6B 1N2
Contact Person – Donald A. McInnes
Contact's Position – President
Contact Telephone Number – (604) 687-3929
Contact Fax Number – (604) 682-3727
Contact Email – donald@keltic.com
Contact web page – www.blv.ca
For Quarter Ended – September 30, 2003
Date of Report – November 20, 2003

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Name of Director Donald A. McInnes
Sign (Typed) "Donald A. McInnes"
Date Signed November 20, 2003

Name of Director Brian Butterworth
Sign (Typed) "Brian Butterworth"
Date Signed November 20, 2003

BLACKSTONE VENTURES INC.

Balance Sheet
September 30, 2003
(Unaudited - prepared by management)

	September 30 2003	March 31 2003
ASSETS		
Current		
Cash	$ 129,518	$ 733
Accounts receivable	7,925	315
Prepaid expenses	650	650
	138,093	1,698
Investment in Monster Copper Resources Inc	314,234	314,234
Capital Assets, net of accumulated amortization of $ 9,092 (2002-$ 8919)	450	550
Mineral Properties (Note 3)	280,294	260,240
	$ 733,071	$ 576,722
LIABILITIES		
Current		
Accounts payable	$ 27,798	$ 48,960
Payable to related parties (Note 5)	130,227	153,525
	158,025	202,485
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	5,116,635	4,801,885
Deficit	(4,541,589)	(4,427,648)
	575,046	374,237
	$ 733,071	$ 576,722

APPROVED BY THE BOARD

"Donald A. McInnes" Director

"Brian Butterworth" Director

BLACKSTONE VENTURES INC.

Statement of Loss & Deficit
Six Months Ended September 30, 2003
(Unaudited - prepared by management)

	Three Months Ended September 30		Six Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Expenses				
Amortization	$ 100	$ 100	$ 200	$ 200
Interest and bank charges	11	49	62	147
Legal and audit	9,114	10,845	10,541	11,194
Management fees (Note 5)	23,096	10,917	37,715	21,858
Office services	28,042	12,819	37,646	20,870
Rent	7,157	4,450	10,649	8,871
Transfer agent and shareholder communications	2,291	3,386	7,087	7,538
Telephone	1,748	1,226	2,932	2,060
Travel and promotion	5,034	(1,597)	7,109	415
	76,593	42,195	113,941	73,153
Writeoff of liability on abandoned mineral property interest	--	(13,014)	--	(13,014)
Net Loss	76,593	29,181	113,941	60,139
Deficit, Beginning of Period	4,464,996	3,732,430	4,327,443	3,701,472
Deficit, End of Period	$ 4,541,589	$ 3,761,611	$ 4,541,589	$ 3,761,611
Loss Per Share	$ 0.01	$ 0.02	$ 0.01	$ 0.02

BLACKSTONE VENTURES INC.

Statement of Cash Flows
Six Months Ended September 30, 2003

(Unaudited - prepared by management)

	Three Months Ended September 30		Six Months Ended September 30	
	2003	**2002**	**2003**	**2002**
Cash Flows Used for Operating Activities				
Cash paid to suppliers	$ (174,298)	$ (250,071)	$ (165,931)	$ (222,128)
Cash Flows From Financing Activities				
Proceeds from private placement	--	250,000	--	250,000
Proceeds from exercise of warrants	292,250	--	292,250	--
	292,250	250,000	292,250	250,000
Cash Flows from Investing Activities				
Joint venture reimbursement	47,425	--	47,425	--
Property acquisition and exploration expenditures	(36,823)	--	(44,959)	(29,472)
	10,602	--	2,466	(29,472)
Increase (Decrease) in Cash	128,554	(71)	128,785	(1,600)
Cash, Beginning of Period	231	461	733	1,990
Cash, End of Period	$ 129,518	$ 390	$ 129,518	$ 390
Supplementary information on non-cash transactions				
Mineral property acquisition costs	$ (22,500)	--	$ (22,500)	$ (28,900)
Shares issued for mineral properties	22,500	--	22,500	28,900

BLACKSTONE VENTURES INC.

Statement of Mineral Property Expenditures
Six Months Ended September 30, 2003
(Unaudited - prepared by management)

	Premier	James River	Espedalen	Vakkerlein	Total
Balance March 31, 2003	$ 3,718	256,522	$ --	$ --	$ 260,240
Acquisition Costs	--	22,500	--	--	22,500
Joint Venture Reminbursement	--	(47,425)			(47,425)
Exploration Expenditures	330	7,230	18,710	18,709	44,979
Balance September 30, 2003	$ 4,048	$ 238,827	$ 18,710	$ 18,709	$ 280,294

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

1. OPERATIONS AND GOING CONCERN

The company was incorporated on June 6, 1985. It conducted oil and gas operations from incorporation to 1991, was inactive from 1992 to 1994 and commenced mineral property explorations in 1995. In 2001 the company consolidated its shares on a 2.5 to 1 basis and changed its name to Blackstone Ventures Inc. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol BLV

The company incorporated a wholly owned subsidiary company in Alaska, U.S.A., Blackstone Alaska, Inc., in 1998. Blackstone Alaska, Inc. is currently inactive.

These financial statement have been prepared on the basis that the company is a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. However, the company has had losses throughout the period of its operation and had a working capital deficiency at September 30, 2003 of $19,932. The ability of the company to continue as a going concern is therefore dependent on obtaining additional financing through the issue of treasury shares and from loans and on meeting the requirements, from time to time, of any lenders. These financial statements do not include the adjustments that would be necessary if the going concern assumption was not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which include the following significant policies:

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of the mineral properties which the company can earn through payments, incurring exploration expenditures and combinations thereof. The company's ownership and rights to property ownership are described in Note 3.

The company accounts for its mineral property interests whereby costs relative to the acquisition of, exploration for and development of these interests are capitalized by property. All sales and option proceeds received are first credited against the costs of the related interest, with any excess credited to earnings. No gains or losses are recognized on the partial sale or disposition of interests except in circumstances which result in significant dispositions of reserves. Once commercial production has commenced, these net costs are charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties and interests are charged to earnings

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The amounts shown for mineral properties and related costs represent acquisition, holding and exploration costs and do not necessarily represent present or future recoverable values.

The recoverability of these amounts are dependent upon the confirmation of economically recoverable reserves , the ability of the company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the declining balance method at an annual rate of 30%.

Share-based Compensation

The company issues options to purchase shares under the terms described in Note 3. No compensation expense is recognized when options to purchase shares are issued to employees or directors. Where options to purchase shares are issued to non-employees in return for goods or services, the fair value of the options issued are recognized as an expense in the period in which the goods or services are received or expected to be received. The consideration received on the exercise of share options is credited to share capital.

Loss Per Share

Loss per share is calculated on the weighted average number of common shares of the company that were outstanding in each reporting period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS

The company's interests in mineral properties are composed of outright ownership, ranging from 10% to 100%, of various claims in Quebec, Nunavit and Norway. The company's net exploration and reclamation expenditures during the fiscal periods were:

	Three months ended September 30		Six months ended September 30	
	2003	2002	2003	2002
Acquisition costs	$ 22,500	$ --	$ 22,500	$ 28,900
Professional fees – Geo & engineering	27,357	--	35,493	572
Project management fees	1,236	--	1,236	--
Travel	8,250	--	8,250	--
Joint Venture recoveries	(47,425)	--	(47,425)	--
	$ 11,917	$ --	$ 20,054	$ 29,472

QUEBEC

Premier

The company has staked a 38,600 acre mineral property in the Otish Mountain region of Central Quebec. As consideration for certain proprietary data on the property, the company has provided BHP Billiton Diamonds Inc. with the right to repurchase a 51% interest in the property by spending $4,000,000 on exploration over a four year period. The repurchase right will be granted once the company has incurred exploration expenditures of $1,000,000 and drilled five diamond holes during the next four years. BHP Billiton can earn an additional 9% interest by spending an additional $6,000,000 in exploration costs.

In 2002, the company granted Northern Empire Minerals Ltd. (NEM) an option to acquire a 75% interest, subject to the repurchase right granted to BHP Billiton Diamonds Inc., in the Premier property by paying staking costs, incurring exploration expenditures of $1,000,000 over a four year period and funding the drilling of the first five diamond holes.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

3. **MINERAL PROPERTY INTERESTS (continued)**

NUNAVUT

James River

In 2002, the company entered into an option agreement with Hunter Exploration Group to earn an 80% interest in four Spider properties covering approximately 205,000 acres in the Coronation Gulf area, Nunavut for the following consideration:

- reimbursement of staking costs of $1.10 per acre (paid)
- minimum exploration expenditures of $1,680,000
- issue 170,000 common shares upon regulatory approval of the agreement (issued) and an additional 170,000 common shares on each of April 11, 2003 (issued), 2004 and 2005.
- advance royalty payments of $42,500 beginning on December 31,

The company may earn a further 10% interest by incurring additional exploration expenditures of $3,400,000 prior to December 31, 2009.

In June 2003, the company amended the terms of its option on the James River property with Hunter Exploration Group. Under the revised terms Blackstone can earn a 90% interest in the property, subject to a 2% NRS, by :

- issuing 450,000 common shares by December 31, 2005
- expending $1,000,000 on exploration by December 31, 2005

Hunter Exploration Group will retain a 10% participating interest in the property but will not be required to fund its share of expenditures until a total of $10 million has been expended on the property. Advance NSR royalty payments are $10,000 until 2004 and $25,000 per annum thereafter.

All underlying cash payments and work commitments on two of the claims in the James River property are being made by Wolfden Resources Inc. who have optioned three claims, totaling 2,100 hectares, of the James River property. Wolfden may acquire a 70% interest in the claims by reimbursing staking costs (paid), spending $2,000,000 in exploration on the property over a four year period and making a one time cash payment of $50,000 upon completion of the earn-in.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

3. MINERAL PROPERTY INTERESTS (continued)

NORWAY

Espedalen
Vakkerlein

The company has signed a Letter of Intent with Sulfidmain A/S, a wholly owned subsidiary of Falconbridge Ltd.. to explore two, large, nickel-copper-cobalt projects in Norway. These projects mark the beginning of Blackstone's new business plan, which will concentrate on outstanding nickel opportunities.

The two projects, Espedalen and Vakkerlein, are situated within the Norwegian Caledonides in a terrain that is similar in age and rock types to the terrain that hosts Voisey's Bay deposits in Newfoundland. Both of the Norwegian projects are close to paved roads, railways and electrical transmission lines, and are approximately 100 km from an ocean port.

Under the terms of the Letter of Intent, Blackstone has the right to earn a 60% interest, subject to certain 'back-in' provisions, in each project for exploration expenditures of C$2.25 million over a four year period. Upon vesting , Suldfidmalm A/S has a 90 day period to elect to form a joint venture or to exercise the back -in clause whereby they may earn an additional 20% for expenditures that are 2.2 times those incurred by Blackstone. An additional 10% interest in either project can be obtained by the completion of a Feasibility Study with a further 5% interest available by providing loan guarantees for production financing. Sulfidmalm A/S will operate and will participate in Blackstone financings, initially at the 25% level but reducing 5% per annum, of annual Norwegian project expenditures.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

4. SHARE CAPITAL

Authorized 100,000,000 common shares without par value

Issued and fully paid:	Number of Shares	Amount
Balance, March 31, 2001	12,995,448	$ 4,019,985
Share consolidation 2.5 to 1	(7,797,268)	--
Conversion of Special Warrants	2,800,000	280,000
Issued for mineral properties	430,000	43,000
Issued for cash	1,800,000	180,000
Balance, March 31, 2002	10,228,180	4,522,985
Issued for mineral properties	170,000	28,900
Issued for cash	2,500,000	250,000
Balance, March 31, 2003	12,898,180	4,801,885
Issued for mineral properties	150,000	22,500
Issued for cash on the exercise of warrants	2,487,500	292,250
Balance, September 30, 2003	15,535,680	$ 5,116,635

The company intends to obtain shareholder and regulatory approval for an incentive stock option plan. Under the proposed plan, the company will reserve 2,579,635 shares for the issue of share purchase options to directors, officers and employees of the company and to persons who provide ongoing services to the company. The exercise price of the share purchase options will be no less that the closing price of the shares on the business day immediately preceding the date on which the option is granted. Options will normally vest at the rate of 25% on the date of the grant and 25% every six months thereafter. Options will expire no later than five years from the grant date, except that they will expire within ninety when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately)

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

4. SHARE CAPITAL (continued)

As of September 30, 2003, the following options and warrants to purchase shares of the company were outstanding :

Description	Number of Shares	Issue Price Per Share	Expiry Date
Directors' and employee's options	264,000	$0.10	July 15, 2004
Directors' and employee's options	535,000	$0.10	November 30, 2006
Directors' and employee's options	450,000	$0.10	March 18, 2008
Share purchase warrants	562,500	$0.10	December 13, 2003
Share purchase warrants	2,500,000	$0.15	July 4, 2004

5. RELATED PARTY TRANSACTIONS

Management fees of $37,715 (2002 - $21,858) were paid for services rendered during the year to a company owned by the president of the company.

The amount payable to related parties at September 30, 2003 of $130,2270 includes a twelve month loan of $50,000 made on February 20, 2003 pursuant to an unsecured convertible debenture facility. The debenture provides for monthly interest at 2% above the one month LIBOR rate, which may be paid in cash or shares at the option of the company. The loan may be repaid by the company at any time, and may be converted by the holder into common shares at any time at the price for the shares quoted on the TSX Venture Exchange. The company will also pay the holder bonus shares equal to $5,000 on the repayment or conversion of the debenture.

6. INCOME TAXES

As at March 31, 2003 the company had approximately $1,851,500 in losses available for application against future year's taxable incomes. If unused, these losses will expire in 2004 ($266,411), 2005 ($466,342), 2006 ($334,187), 2007 ($185,037), 2008 ($296,620), 2009 ($185,002) and 2010 (117,901).

The company also has other deductions as at March 31, 2003 available for Canadian income tax purposes of $1,689,400 which have no expiry date. The future benefits, which may arise from these deductions, have not been recorded in these financial statements.

BLACKSTONE VENTURES INC.

Notes to Financial Statements
September 30, 2003
(Unaudited - prepared by management)

7. FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, accounts payable, approximate their fair values in Canadian funds as of the date of these financial statements.

8. ENVIRONMENTAL

The company's exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Schedule B
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended September 30, 2003
(Unaudited - prepared by management)

1. EXPLORATION COSTS

Exploration expenditures during the six months ended September 30, 2003:

Management fees	$ 1,236
Professional fees	35,493
Travel	8,250
	$ 44,979

3(a) SECURITIES ISSUED DURING SIX MONTHS ENDED SEPTEMBER 30, 2003

Date	Type of Security	Type of Issue	Type of Consideration	Number	Price	Total
July 20	Common	Exercise of warrants	Cash	187,500	$0.10	$ 18,750
July 30	Common	Exercise of warrants	Cash	2,300,000	$0.12	273,500
July 31	Common	Private placement	Mineral Property	150,000	$0.15	22,500

3(b) NO STOCK OPTIONS WERE ISSUED DURING THE SIX MONTHS ENDED SEPTEMEBR 30 , 2003

5. DIRECTORS

Donald A McInnes, Director and President
John Greig, Director and Chairman
Brian Butterworth, Director and Vice President, Exploration
R Stuart Angus, Director
Kelvin Dushnisky, Director
Rupert A Legge, Director

Schedule C
Form 51 – 901F

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended September 30, 2003
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition and Results Of Operations

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto.

Overview

The Company is a mining exploration and development company and currently has no producing properties nor operating income and cash flows.

The Company's policy is to capitalize all net costs related to acquisition and exploration of its mineral properties. The Company evaluates each property on the completion of an exploration program on that property and determines whether or not it will continue to hold and possibly further explore the property, sell the property or abandon the property. The net capital costs of a property are charged to earnings on the sale or abandonment of the property.

Description of Business

Blackstone Ventures Inc. (the Company) is a mineral exploration and development stage company engaged in the acquisition and exploration of mineral properties in Norway, Nunavut and Quebec. The company is currently focusing its exploration activities on two nickel properties in Norway under option from Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd. The Company also has a base metal property in Nunavut under option to Wolfden and a diamond property in Quebec under option to Stornoway Diamond Corp. The Company is a reporting a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol BLV.

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended September 30, 2003
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition (continued)

Espedalen and Vakkerlien Nickel-Copper-Cobalt Properties

In mid-July Blackstone Ventures Inc. announced that it had signed a Letter of Intent with Sulfidmalm A/S to explore two, large, nickel-copper-cobalt projects in Norway. The two projects, Espedalen and Vakkerlien, are situated within the Norwegian Caledonides in a terrane that is similar in age and rock types to the terrane that hosts the Voisey's Bay deposits in Newfoundland. Both of the Norwegian projects are proximal to paved roads, railways and electrical transmission lines, and are approximately 100 km from an ocean port.

Under the terms of the Letter of Intent, Blackstone has the right to earn a 60% interest, subject to certain 'back-in' provisions, in each project for exploration expenditures of C$2.25 million over a four-year period. Upon vesting, Sulfidmalm A/S has a 90 day period to elect to form a joint venture or to exercise the back-in clause whereby they may earn an additional 20% for expenditures that are 2.2 times those incurred by Blackstone. An additional 10% interest in either project can be obtained by the completion of a Feasibility Study with a further 5% interest available by providing loan guarantees for production financing. Sulfidmalm A/S will operate and will participate in Blackstone financings, initially at the 25% level but reducing 5% per annum, of annual Norwegian project expenditures. Sulfidmalm A/S retains a first right of refusal on all concentrate sales.

Future Developments

Management is very pleased with the acquisition of the Vakkerlien and Espedalen properties and sees excellent potential for the discovery of high-grade nickel mineralization on the properties.

The Company and Falconbridge are currently finalizing an exploration program and budget for each of the properties. Work will include an airborne geophysical survey ($XX) which is scheduled to commence in early December, followed by ground-based magnetic and EM surveys($XX) in January and February, 2004. Blackstone plans to finance this work and anticipated general and administrative overhead ($XX) for the next year with a future private placement.

BLACKSTONE VENTURES INC.

Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended September 30, 2003
(Unaudited - prepared by management)

Management Discussion and Analysis of Financial Condition (continued)

James River Copper-Zinc-Gold-Silver (VMS) Property

In September, 2003 the Company announced that it had entered into an agreement with Wolfden Resources Inc. (WLF-TSXV) on the James River property. Under the terms of the agreement, Wolfden could earn a 70% interest in 15 claims that comprise the James River property by reimbursing Blackstone for its staking costs (approx. $47,000), making future cash payments owing to the underlying vendors of the property, keeping all claims in good standing for at least one year, performing $2,500,000 in exploration on the Property over a four year period and by making a one-time cash payment of $75,000 to Blackstone upon completion of the earn-in. The property is subject to a 2.0% Net Smelter Return Royalty, half of which can be purchased at any time for $1 million.

OPERATING RESULTS

September 30, 2003 and 2002

The Company had net losses of $113,941 and $60,139 and a net loss per share of $0.003 and $0.002 respectively, during the six month period ending September 30, 2003 and 2002. The acquisition and promotion of the Norway Property resulted in sufficiently higher cost in management fees, office services and travel and promotion.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2003, the Company had a working capital deficiency, described as current liabilities in excess of current assets, of $19,932 compared to a working capital deficiency of $200,787 during the same period of 2002. The reduction of working capital deficiency was a result of 2,487,500 warrants being exercised creating $292,250 in cash flow. An additional 150,000 shares were issued for property acquisition.

Schedule C

BLACKSTONE VENTURES INC.
Form 51 – 901F Quarterly Report
Report to Shareholders
Six Months Ended September 30, 2003

Letter to Shareholders

The second quarter was a period of significant activity for Blackstone. The company moved through the final steps in completing an option agreement with Sulfidmalm A/S, a wholly owned subsidiary of Falconbridge Ltd., to acquire a significant interest in the Espedalen and Vakkerlien nickel properties in Norway. Blackstone's Canadian projects managed by joint venture partners Wolfden Resources Inc. and Stornoway Diamond Corp., have also advised the Company that they have completed exploration programs on the James River property in Nunavut and the Premier property in Quebec. I am pleased to report that our partners continue to advance these properties with no costs to us. With exposure to nickel, base metals and diamonds during a time of rising commodity prices, your company is well positioned for success as resource markets continue to trend upwards.

Espedalen and Vakkerlien Properties
Dr. Richard Moore, special advisor to the board, and Peter Holbek, VP Exploration, recently completed an extended field examination of the Espedalen and Vakkerlien Ni-Cu-Co projects in Norway, together with representatives of Falconbridge. The site visit confirmed that the geological environments of both projects are highly prospective. We are very encouraged by the work completed to date, and for the future of discovering nickel in Norway through our partnership with Falconbridge. A formal option agreement has been signed and a technical committee established for exploration of the Norwegian projects. As well, I am happy to report that an airborne EM and magnetometer survey has been commissioned to cover the Espedalen property and a similar survey will be undertaken on the Vakkerlien property early in the New Year. Ground-based geophysical (UTEM) surveys, to delineate drill targets at Espedalen, are scheduled for February 2004 and drilling will commence as soon as feasible, following completion and interpretation of the geophysical surveys.

James River Property
In early August, Blackstone amended its June 2003 option agreement to allow Wolfden Resources Inc. to earn an interest in all additional claims comprising the James River property. Under the terms of the amended agreement Wolfden can earn a 70% interest in 15 claims that make up the property by reimbursing Blackstone for staking costs, making future cash payments owing to the underlying vendors of the property, expending $2,500,000 in exploration on the property over a four year period and making a one-time cash payment of $75,000 to Blackstone upon completion of the earn-in. The Property is subject to a 2.0% Net Smelter Return Royalty, half of which can be purchased at any time for $1 million. The revised agreement with Wolfden allows Blackstone to gain exposure to exploration activity in the highly prospective High Lake greenstone belt while maintaining its primary objective of becoming a premier nickel explorer.

Wolfden has informed Blackstone that they have completed an exploration program on the James River property. The program consisted of an airborne magnetic and EM geophysical survey followed by ground-based max-min and gravity surveys. Several coincident geophysical and geological targets have been identified on the property. The 2003 program culminated in a five-hole, 1000 meter drilling program designed to test three EM conductors in mineralized felsic volcanic rocks. Blackstone management is currently waiting on Wolfden to provide details of their 2003 work program.

Letter to Shareholders (continued)

Premier Property
The Company is also pleased to report that Stornoway Diamond Corp. carried out a till sampling exploration program on Blackstone's Premier property in the Otish Mountain Region, Quebec. Under the terms of an option agreement between Blackstone Ventures Inc. and Stornoway (formerly Northern Empire Minerals Ltd.), Stornoway can acquire a 75% interest in the Premier property from Blackstone by covering the staking costs, incurring exploration expenditures of $1 million over a four-year period including funding the cost of drilling the first five exploration holes. BHP Billiton will retain a one-time opportunity to earn a 51% interest in the property by spending $4 million on exploration in a four-year period. BHP Billiton can earn a further 9% interest in the property by spending a further $6 million. Both Blackstone and Stornoway will, upon any back-in by BHP Billiton, dilute their respective interests proportionately.

Following the end of the quarter, Blackstone negotiated a brokered private placement financing agreement with a consortium of broker dealers led by Canaccord Capital Corporation. The $805,000 brokered placement, together with a non-brokered placement to Falconbridge for $187,500, garners sufficient funds for the Company to meet its first year exploration program commitment for the Espedalen and Vakkerlien properties in Norway and will provide the company with sufficient cash to pursue other nickel project opportunities. Following completion of the financing, Blackstone will have approximately 18 million shares outstanding and $1 million in cash.

There are very few companies exploring for nickel sulphide deposits worldwide and success in our search for quality projects will reap great rewards for our shareholders. Throughout the world there are less than 14 sulphide nickel deposits in production that account for 80% of annual global nickel production. The discovery of an economic nickel orebody will be a tremendous value to the Company in this rising commodity market.

I wish to thank our shareholder base for their patience while the company formulated a business plan to explore for nickel deposits. In addition, I would like to thank the Board of Directors for their endorsement of this plan and commend both management and staff for their successful efforts in effecting the business plan. I am eagerly looking forward to following the results of our exploration programs in the months ahead.

On behalf of the Board of Directors

Donald McInnes